FORM OF INDIVIDUAL SHAREHOLDER IRREVOCABLE UNDERTAKING

To:       Recursion Pharmaceuticals, Inc.

41 S Rio Grande Street

Salt Lake City, UT 84101

United States

("Parent")

Exscientia plc

The Schrödinger Building

Oxford Science Park

Oxford OX4 4GE

United Kingdom

(the "Company")

August 8, 2024

Dear Sir/Madam

Proposed acquisition of the Company

1.	ACQUISITION
1.1	In this undertaking (the "Undertaking"), the "Acquisition" means the proposed acquisition by or on behalf of Parent of all the issued and to be issued ordinary share capital of the Company, substantially on the terms set out in the transaction agreement dated on or around the date of this Undertaking between the Parent and the Company (the "Transaction Agreement"), to be implemented by way of (i) a court sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 (the "Scheme") between the Company and the holders of its ordinary shares, or (ii) a takeover offer (as such term is defined in section 974 of the Companies Act 2006 (a "Takeover Offer"). Capitalised terms used but not otherwise defined in this Undertaking shall have the meanings assigned to such terms in the Transaction Agreement.
1.2	This Undertaking is given in consideration of Parent agreeing (subject to paragraph 12.4 below) to proceed with the Acquisition.
2.	CONDITION OF UNDERTAKING

The obligations in paragraphs 3 to 8 and 10 of this Undertaking are conditional on the Transaction Agreement being entered into by no later than 11:59p.m. Mountain Time on August 8 2024 (or such later time or date as the Company and Parent agree).

3.	OWNERSHIP OF SHARES

I hereby irrevocably and unconditionally (subject to the conditions set out in paragraph 2), represent and warrant to Parent and the Company that:

3.1	I am (or, where applicable, my Connected Persons (as defined in paragraph 12.8) are) the registered holder and/or beneficial owner of such number of ordinary shares of £0.0005 each in the capital of the Company (the "Company Ordinary Shares") and/or such number of American depository shares of the Company representing the Company Ordinary Shares (the "Company ADS" and, in this Undertaking, the "Company Shares" shall include the Company Ordinary Shares and the Company ADS) specified in Schedule 1 (the "Existing Company Shares"), free and clear of all Liens (except for Liens that would not, individually or in the aggregate prevent, materially interfere with, materially delay or materially impair our ability to perform our obligations in this Undertaking);

3.2	save as set out in Schedule 1, I and my Connected Persons are not interested in any other securities of the Company and neither I nor my Connected Persons have any rights to subscribe, purchase or otherwise acquire any securities of the Company;
3.3	I have and will at all times have the power, authority and the right to enter into this Undertaking, to perform the obligations in this Undertaking in accordance with its terms and to transfer (whether pursuant to the Scheme, the Takeover Offer or otherwise), the Shares (as defined below); and
3.4	my entry into this Undertaking, and the performance of my obligations in this Undertaking in accordance with its terms, will not (i) conflict with or violate in any material respect any Applicable Law or Order applicable to me or by which I or any of my properties are or may be bound or affected; (ii) require any Consent of any Person (including any Governmental Authority); or (iii) result in or constitute (with or without notice or lapse of time or both) any breach of or default under, or give to any other Person (with or without notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time or both) in the creation of any Lien on any of my Shares pursuant to, any Contract to which I am a party or by which I or any of my Affiliates or properties are or may be bound or affected, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, prevent, materially interfere with, materially delay or materially impair my ability to perform my obligations in this Undertaking.
4.	DEALINGS AND UNDERTAKINGS

I irrevocably and unconditionally (subject to the conditions set out in paragraph 2) undertake to Parent and the Company that, other than pursuant to the Acquisition, I shall not (and, where applicable, shall procure that the registered holder and my Connected Persons that hold Shares shall not), before this Undertaking lapses in accordance with paragraph 9 below:

4.1	beginning on the date hereof until the earlier of (i) the occurrence of the votes at the Company Shareholder Meetings or (ii) 31 December 2024, sell, transfer, charge, encumber, create or grant any option, equity, third party right or lien over or otherwise dispose of (or permit any such actions to occur in respect of) any interest in the Existing Company Shares, or any other Company Shares issued or unconditionally allotted to, or otherwise acquired by me or my Connected Persons, or any further Company Shares in respect of which I or my Connected Persons become the registered holder or beneficial owner, before then, or any other shares or interests in shares attributable to or deriving from such shares ("Further Company Shares") (together with the Existing Company Shares, the "Shares"); or
4.2	accept, in respect of the Shares, any offer made or proposed (whether to be implemented by way of a contractual offer, scheme of arrangement or otherwise) for any securities in the Company, by any person other than Parent; or

4.3	make or solicit any person other than Parent to make any offer to acquire the whole or any part of the issued share capital of the Company; or
4.4	take any action that the Company or its Representatives would be restricted from taking pursuant to Sections 6.02(a)(i) to (iv) of the Transaction Agreement[1], as if I were the Company mutatis mutandis; or
4.5	take any action (including the exercise of voting rights or the rights to convene or requisition any general, class or other meeting of the Company shareholders) or make any statement which may reasonably be expected to have the effect of frustrating, disrupting or impeding the Scheme or otherwise causing the Scheme not to become effective at the earliest practicable time, or which is or may reasonably be expected to be prejudicial to the success of the Acquisition; or
4.6	enter into any agreement or arrangement, incur any obligation or give any indication of intent (or permit such circumstances to occur):
4.6.1	to do all or any of the acts referred to in paragraphs 4.1 to 4.5 above; or
4.6.2	in relation to, or operating by reference to, the Shares, which would or might restrict or impede giving effect to the Scheme by any person, or my ability to comply with this Undertaking,

and, for the avoidance of doubt, references in this paragraph 4.6 to any agreement, arrangement or obligation shall include any such agreement, arrangement or obligation, whether or not legally binding or subject to any condition, or which is to take effect upon or following the Scheme lapsing or being withdrawn, or upon or following this Undertaking ceasing to be binding, or upon or following any other event.

4.7	The obligations in this paragraph 4 (if and to the extent applicable) shall not restrict me from selling or disposing of such number of Shares (or interest in such Shares) to the extent required as part of my bona fide tax planning, and provided always that prior to any such sale or disposal the intended transferee or beneficiary enters into an undertaking in favour of Parent on terms no less favourable to Parent than those set out herein.
5.	UNDERTAKING TO VOTE IN FAVOUR OF THE SCHEME
5.1	Unless and until this Undertaking lapses in accordance with paragraph 9, I hereby irrevocably and unconditionally (subject to the conditions set out in paragraph 2) undertake to Parent and the Company to:
5.1.1	exercise (or, if applicable, procure the exercise of) all voting rights attaching to the Shares to vote in favour of all resolutions to approve the Scheme, the Acquisition and any related matters (including any proposed amendments to the Company's articles of association), proposed at any general or class meeting or any postponement, adjournment or reconvening thereof (the "Company GM") and Court-convened meeting or any postponement, adjournment or reconvening thereof (the "Scheme Meeting") of the Company to be convened and held in connection with the Scheme and the Acquisition;

1 Note to Draft: Section 6.02 of the Transaction Agreement is the non-solicit undertaking.

5.1.2	(i) execute and complete (or procure the execution and completion of) all relevant forms of proxy or voting instructions in respect of all of the Shares validly appointing any person nominated by Parent to attend and vote at any Company GM or Scheme Meeting in respect of the resolutions to approve the Scheme, the Acquisition and any related matters; and (ii) lodge or submit (or procure the lodgement or submission of) such executed forms of proxy or voting instructions by no later than the earlier of (A) 5.00 p.m. on the tenth business day after the Company publishes the proxy document setting out the terms of the Acquisition and the Scheme and accompanying the notices of the Company GM and Scheme Meeting (the "Proxy Statement") to the Company shareholders (or, in respect of Further Company Shares, by 5.00 p.m. on the date which is the fifth business day after acquiring an interest in such Shares, if later), and (B) the deadline for submitting the proxy or voting instruction (as appropriate) as set out in the relevant notice of meeting;
5.1.3	not withdraw, revoke or amend any proxy or voting instruction submitted in accordance with paragraph 5.1.2, either in writing or by attendance at any Company GM or Scheme Meeting or otherwise; and
5.1.4	execute (or procure the execution of) all such documents or do (or procure the doing of) such acts and things as may be necessary or desirable to be executed or done by me for the purposes of giving effect to this Undertaking.
5.2	I irrevocably and unconditionally (subject to the conditions set out in paragraph 2) undertake that Parent will acquire the Shares pursuant to the Acquisition, which provides for the transfer of the Shares to Parent fully paid, free from all Liens (other than transfer restrictions arising under applicable securities laws) and together with all rights at the Effective Time or thereafter attached or relating thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.[2]
5.3	I agree that if, after the date of this Undertaking, any Further Company Shares are acquired by me, such Further Company Shares will form part of the Shares and will be subject to the terms of this Undertaking.
6.	VOTING RIGHTS AND PREJUDICIAL ACTION

Unless and until this Undertaking lapses in accordance with paragraph 9, I hereby irrevocably and unconditionally (subject to the conditions set out in paragraph 2) undertake that:

6.1	I shall not exercise (or where applicable shall procure no exercise of) any of the voting rights attached to the Shares at any Scheme Meeting or Company GM other than in accordance with this Undertaking;

2 Note to Draft: This should track section 1.01 of the final agreed Transaction Agreement.

6.2	I shall otherwise exercise (or where applicable procure the exercise of) the voting rights attached to the Shares on any resolution which would assist implementation of the Acquisition if it were passed or rejected at a general, class or other meeting of the Company shareholders (a "Relevant Resolution") only in accordance with Parent's directions;
6.3	I shall requisition or join in the requisition (or where applicable procure the requisition) of any general, class or other meeting of the Company shareholders for the purpose of considering any such Relevant Resolution and require the Company to give notice of such Resolution only in accordance with Parent's directions;
6.4	I shall exercise (or where applicable procure the exercise of) the voting rights attached to the Shares against any resolution (whether at any general, class or other meeting or otherwise) that would reasonably be expected to, if passed, prevent or materially delay, impair, frustrate, disrupt, impede or otherwise causing the Acquisition not to become effective at the earliest practicable time or at all, or which is or may reasonably be expected to be materially prejudicial to the success of the Acquisition, including any resolution that purports to approve or give effect to a proposal by a person other than Parent, to acquire (or have issued to it) any shares or other securities of the Company (whether by way of scheme of arrangement or otherwise) or any assets of the Company; and
6.5	for purposes of this paragraph 6, I shall execute (or procure the execution of) any form of proxy required by Parent appointing any person nominated by Parent to attend and vote at the relevant meeting (or any adjournment thereof).
7.	CONSENTS

I agree to:

7.1	promptly notify Parent of any dealing or change in the number of Shares subject to this Undertaking;
7.2	promptly inform you of all information relating to the Shares and this Undertaking that you may require in order to comply with the requirements of the Court or of any other applicable law or regulation, and immediately notify you in writing of any material change in the accuracy or import of any such information and consent to the public disclosure of such information;
7.3	the publication or filing of the Transaction Agreement, this Undertaking, Proxy Statement and any related public disclosures with the references to me, my Connected Persons who hold Shares and any other registered holder of any of the Shares in which we have (or will have as the case may be) a beneficial interest and to particulars of this Undertaking;
7.4	particulars of this Undertaking being set out in any other announcement or document issued in connection with the Acquisition and in the Proxy Statement; and
7.5	this Undertaking being available for inspection as required by applicable laws and regulations.

8.	PROCUREMENT

I irrevocably undertake to cause my Connected Persons who hold Shares and any registered holders of the Shares to comply with all relevant undertakings in paragraphs 2 to 7 and 10 (inclusive) of this Undertaking in respect of such Shares.

9.	LAPSE OF UNDERTAKING
9.1	All of my obligations pursuant to this Undertaking will lapse and cease to have effect on the earlier of the following occurrences:
9.1.1	the Transaction Agreement is not executed by all parties to it by 6.00 p.m. on the second business day following the date of this Undertaking, or such later time or date as the Company and Parent may agree; or
9.1.2	the Transaction Agreement is terminated in accordance with its terms; or
9.1.3	any competing offer for the entire issued and to be issued share capital of the Company is declared unconditional or, if proceeding by way of a scheme of arrangement, becomes effective.
9.2	If the obligations in this Undertaking lapse, I shall have no claim against Parent and Parent shall have no claim against me, other than in respect of any prior breach of any of the terms of this Undertaking.
10.	SCHEME OF ARRANGEMENT OR TAKEOVER OFFER

In the event that the Acquisition is implemented by way of a Takeover Offer, I confirm and agree that this Undertaking shall continue to be binding mutatis mutandis in respect of all of the Shares and all references to the Scheme shall, where the context permits, be read as references to the Takeover Offer (or to both the Scheme and the Takeover Offer, as appropriate). Notwithstanding the generality of the foregoing, references in this Undertaking:

10.1	to voting in favour of the Scheme and voting in favour of the resolutions to be proposed at the Scheme Meeting and/or the Company GM shall be read and construed as references to accepting the Takeover Offer, which acceptances in such circumstances shall be tendered by 1.00 p.m. on the fifth business day after the publication of the Offer Document (or, in respect of Further Company Shares, by 1.00 p.m. on the date which is the fifth business day after acquiring an interest in such Shares, if later) and in any case before the deadline for acceptance under the Takeover Offer, and even if the terms of the Takeover Offer (or applicable law or regulation) give accepting shareholders the right to withdraw acceptances, I shall not withdraw (nor shall I procure the withdrawal of) the acceptances in respect of any of the Shares. I further undertake, if so required by Parent, to execute (or procure the execution of) all such other documents or do (or procure the doing of) such other acts as may be necessary or desirable for the purpose of giving Parent the full benefit of my undertakings hereunder;
10.2	to the Scheme becoming effective shall be read as references to the Takeover Offer becoming unconditional;
10.3	to the Scheme lapsing or being withdrawn shall be read as references to the lapsing or withdrawal of the Takeover Offer; and

10.4	to the Proxy Statement shall be read as references to the Offer Document.
11.	TIME IS OF THE ESSENCE

Any time, date or period referred to in this Undertaking may be extended by mutual agreement, but as regards any time, date and period originally fixed or as extended, time shall be of the essence. All times referred to in this Undertaking are New York times unless otherwise stated.

12.	MISCELLANEOUS
12.1	In the event that the Scheme is modified or amended pursuant to the requirements of, or with the approval of, the Court and in accordance with the terms of the Scheme, I confirm and agree that (except where such modification or amendment would materially reduce the amount of consideration I would reasonably expect to receive in respect of the shares pursuant to the Transaction) this Undertaking shall continue to be binding mutatis mutandis in respect of the Shares.
12.2	I agree that damages would not be an adequate remedy for breach of this Undertaking and, accordingly, Parent shall be entitled to the remedies of specific performance, injunction or other equitable remedies.
12.3	The ejusdem generis principle of construction shall not apply to this Undertaking. Any phrase introduced by the terms "other", "including", "include" and "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words following or preceding those terms.
12.4	I acknowledge that the entry into of the Transaction Agreement by Parent is at Parent's absolute discretion. For the avoidance of doubt, nothing in this undertaking shall oblige Parent to execute the Transaction Agreement or any related documents, make any announcement or proceed with the Acquisition (whether pursuant to the Scheme, the Takeover Offer or otherwise).
12.5	I understand and confirm that, until the Acquisition has been announced, the fact that the Acquisition is under consideration and the terms and conditions of the Acquisition constitute inside information, and I shall keep such information strictly confidential save as required by any applicable law or competent regulatory authority.
12.6	This Undertaking shall bind my estate and personal representatives.
12.7	I have been given a realistic opportunity to consider whether or not I should give this Undertaking and I have received independent advice about the nature of this Undertaking.
12.8	In this Undertaking, references to:
12.8.1	"Acquisition" shall include any new, increased, renewed or revised acquisition proposal made by or on behalf of Parent howsoever implemented, provided that the financial terms of the Acquisition shall be no less favourable than those set out in the Transaction Agreement;

12.8.2	"business day" means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Salt Lake City, Utah, or London, England are authorised or required by Applicable Law to close;
12.8.3	"Connected Persons" means my spouse or civil partner and my children (including step-children) under the age of 18 years;
12.8.4	being "interested in" or having "interests in" shares or securities shall be construed in accordance with Part 22 of the Companies Act 2006;
12.8.5	"Scheme" shall include any new, increased, renewed or revised proposal made by or on behalf of Parent, implemented by way of a scheme arrangement under Part 26 of the Companies Act 2006, as amended from time to time, provided that the financial terms of the Scheme shall be no less favourable than those set out in the Transaction Agreement; and
12.8.6	"Takeover Offer" shall include any new, increased, renewed or revised proposal made by or on behalf of Parent, implemented by way of a takeover offer (as such term is defined in section 974 of the Companies Act 2006, as amended from time to time), provided that the financial terms of the Takeover Offer shall be no less favourable than those set out in the Transaction Agreement.
13.	GOVERNING LAW AND JURISDICTION
13.1	This Undertaking and all non-contractual obligations arising from or in connection with this Undertaking are governed by and construed in accordance with English law.
13.2	The English courts have exclusive jurisdiction to settle any dispute, claim or controversy arising from or connected with this Undertaking (a "Dispute") (including a Dispute regarding the existence, validity or termination of this Undertaking or relating to any non-contractual or other obligation arising out of or in connection with this Undertaking or its formation) and I irrevocably submit to the exclusive jurisdiction of the English courts for all purposes in relation to this Undertaking.

SCHEDULE 1

Ownership of Company Shares – Registered and Beneficial Holdings

1	2	3	4
No. of Company Ordinary Shares	If applicable, no. of Company ADS representing such Company Ordinary Shares	Exact name(s) of registered holder as appearing on the register of members #	Beneficial owner #

#       Where more than one, indicate number of shares attributable to each.

...................................................................................

Signed by (print name) ................................................

[Signature Page to Shareholder Irrevocable Undertaking]

We acknowledge receipt of this Undertaking:

.................................................................................

Signed by (print name) ..............................................

for and on behalf of Recursion Pharmaceuticals, Inc.

[Signature Page to Shareholder Irrevocable Undertaking]

..............................................................................

Signed by (print name) ...........................................

for and on behalf of Exscientia plc

[Signature Page to Shareholder Irrevocable Undertaking]